--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
    Hudson,        James         Clifford       SONIC CORP.    SONC                              XX  Director             10% Owner
                                                                                               ----                 ----
---------------------------------------------------------------------------------------------   XX  Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                             President and Chief Executive Officer
               101 Park Avenue                                             6/98               --------------------------------------
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   ---Form filed by One Reporting Person
                                                                           (Month/Year)       ---Form filed by More than One
  Oklahoma City, Oklahoma           73102                                                        Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
------------------------------------------------------------------------------------------------------------------------------------
   Common Stock                    Previously  Reported          N/A       N/A     N/A        196,800          I           Note 2
------------------------------------------------------------------------------------------------------------------------------------
   Common Stock                    6-24-98        J            47,338       D   $22.9425      199,154          I           Note 3
                                                                                 Note 7
------------------------------------------------------------------------------------------------------------------------------------
   Common Stock                    Previously  Reported          N/A       N/A     N/A         16,440          I           Note 4
------------------------------------------------------------------------------------------------------------------------------------
   Common Stock                    6-29-98        S             5,000       D                                  I           Note 5
------------------------------------------------------------------------------------------------------------------------------------
   Common Stock                    6-30-98        S            50,000       D                     500          I           Note 5
------------------------------------------------------------------------------------------------------------------------------------
   Common Stock                    Previously  Reported          N/A       N/A     N/A          9,000          D
                                                                                              See Note 6
------------------------------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $10.00       Previously  Reported                                05/17/92  5/17/
  See Note 1                        per share                                                                  2001
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $10.00       Previously  Reported                                05/17/93  5/17/
  See Note 1                        per share                                                                  2001
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $10.00       Previously  Reported                                05/17/94  5/17/
  See Note 1                        per share                                                                  2001
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $12.8867     Previously  Reported                                04/16/93  4/16/
  See Note 1                        per share                                                                  2002
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $12.8867     Previously  Reported                                04/16/94  4/16/
  See Note 1                        per share                                                                  2002
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $12.8867     Previously  Reported                                04/16/95  4/16/
  See Note 1                        per share                                                                  2002
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $9.22        Previously  Reported                                04/22/94  4/22/
  See Note 1                        per share                                                                  2003
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $9.22        Previously  Reported                                04/22/95  4/22/
  See Note 1                        per share                                                                  2003
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $9.22        Previously  Reported                                04/22/96  4/22/
  See Note 1                        per share                                                                  2003
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------
   Common Stock      7,056             -0-        7,056             D             N/A
------------------------------------------------------------------------------------------
   Common Stock      7,056             -0-        7,056             D             N/A
------------------------------------------------------------------------------------------
   Common Stock      7,056             -0-        7,056             D             N/A
------------------------------------------------------------------------------------------
   Common Stock      4,444             -0-        4,444             D             N/A
------------------------------------------------------------------------------------------
   Common Stock      4,445             -0-        4,445             D             N/A
------------------------------------------------------------------------------------------
   Common Stock      4,445             -0-        4,445             D             N/A
------------------------------------------------------------------------------------------
   Common Stock      8,711             -0-        8,711             D             N/A
------------------------------------------------------------------------------------------
   Common Stock      8,713             -0-        8,713             D             N/A
------------------------------------------------------------------------------------------
   Common Stock      8,711             -0-        8,711             D             N/A
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Explanation of Responses:

J. Private exchange of securities.
1. Stock options granted pursuant to the 1991 Sonic Corp. Stock Option Plan.
2. By spouse as trustee of trust for spouse; Mr. Hudson disclaims all beneficial ownership.
3. By self as trustee of trust for self.
4. Held in trusts for Mr. Hudson's minor children; Mr. Hudson disclaims all beneficial ownership.
5. Held jointly by self and spouse as trustees of charitable remainder unitrust.
6. Pursuant to the terms of the Sonic Corp. 1995 Stock Incentive Plan, and an Awards Agreement
   between the issuer and the reporting person, such shares are subject to not vesting in the event certain net income and revenue performance criteria for the issuer are not achieved.
7. Estimated value of securities as received by the reporting person in a private exchange of securities.


                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)


FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $12.4467     Previously  Reported                                08/25/94  8/25/
  See Note 1                        per share                                                                  2003
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $12.4467     Previously  Reported                                08/25/95  8/25/
  See Note 1                        per share                                                                  2003
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $12.4467     Previously  Reported                                08/25/96  8/25/
  See Note 1                        per share                                                                  2003
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $9.78        Previously  Reported                                04/12/95  4/12/
  See Note 1                        per share                                                                  2004
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $9.78        Previously  Reported                                04/12/96  4/12/
  See Note 1                        per share                                                                  2004
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $9.78        Previously  Reported                                04/12/97  4/12/
  See Note 1                        per share                                                                  2004
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $11.5533     Previously  Reported                                04/11/96  4/11/
  See Note 1                        per share                                                                  2005
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $11.5533     Previously  Reported                                04/11/97  4/11/
  See Note 1                        per share                                                                  2005
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $11.5533     Previously  Reported                                04/11/98  4/11/
  See Note 1                        per share                                                                  2005
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------
   Common Stock      15,000            -0-        15,000            D             N/A
------------------------------------------------------------------------------------------
   Common Stock      15,000            -0-        15,000            D             N/A
------------------------------------------------------------------------------------------
   Common Stock      15,001            -0-        15,001            D             N/A
------------------------------------------------------------------------------------------
   Common Stock       6,214            -0-         6,214            D             N/A
------------------------------------------------------------------------------------------
   Common Stock       6,213            -0-         6,213            D             N/A
------------------------------------------------------------------------------------------
   Common Stock      18,640            -0-        18,640            D             N/A
------------------------------------------------------------------------------------------
   Common Stock       7,573            -0-         7,573            D             N/A
------------------------------------------------------------------------------------------
   Common Stock       7,574            -0-         7,574            D             N/A
------------------------------------------------------------------------------------------
   Common Stock       7,572            -0-         7,572            D             N/A
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Explanation of Responses:

J. Private exchange of securities.
1. Stock options granted pursuant to the 1991 Sonic Corp. Stock Option Plan.
2. By spouse as trustee of trust for spouse; Mr. Hudson disclaims all beneficial ownership.
3. By self as trustee of trust for self.
4. Held in trusts for Mr. Hudson's minor children; Mr. Hudson disclaims all beneficial ownership.
5. Held jointly by self and spouse as trustees of charitable remainder unitrust.
6. Pursuant to the terms of the Sonic Corp. 1995 Stock Incentive Plan, and an Awards Agreement
   between the issuer and the reporting person, such shares are subject to not vesting in the event certain net income and revenue performance criteria for the issuer are not achieved.
7. Estimated value of securities as received by the reporting person in a private exchange of securities.



                                                                                                                              Page 3
                                                                                                                     SEC 1474 (7-97)


FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $12.8333     Previously  Reported                                4/30/97   4/30/
  See Note 1                        per share                                                                  2006
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $12.8333     Previously  Reported                                4/30/98   4/30/
  See Note 1                        per share                                                                  2006
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $12.8333     Previously  Reported                                4/30/99   4/30/
  See Note 1                        per share                                                                  2006
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $12.00       Previously  Reported                                5/9/98    5/9/
  See Note 1                        per share                                                                  2007
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $12.00       Previously  Reported                                5/9/99    5/9/
  See Note 1                        per share                                                                  2007
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $12.00       Previously  Reported                                5/9/      5/9/
  See Note 1                        per share                                                        2000      2007
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $21.50       Previously  Reported                                4/30/99   4/30/
  See Note 1                        per share                                                                  2008
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $21.50       Previously  Reported                                4/30/     4/30/
  See Note 1                        per share                                                        2000      2008
------------------------------------------------------------------------------------------------------------------------
  Right to Buy Common Stock.        $21.50       Previously  Reported                                4/30/     4/30/
  See Note 1                        per share                                                        2001      2008
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------
   Common Stock      16,827            -0-        16,827            D             N/A
------------------------------------------------------------------------------------------
   Common Stock      16,827            -0-        16,827            D             N/A
------------------------------------------------------------------------------------------
   Common Stock      16,827            -0-        16,827            D             N/A
------------------------------------------------------------------------------------------
   Common Stock      11,458            -0-        11,458            D             N/A
------------------------------------------------------------------------------------------
   Common Stock      11,458            -0-        11,458            D             N/A
------------------------------------------------------------------------------------------
   Common Stock      11,460            -0-        11,460            D             N/A
------------------------------------------------------------------------------------------
   Common Stock       7,558            -0-         7,558            D             N/A
------------------------------------------------------------------------------------------
   Common Stock       7,558            -0-         7,558            D             N/A
------------------------------------------------------------------------------------------
   Common Stock       7,559            -0-         7,559            D             N/A
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Explanation of Responses:

J. Private exchange of securities.
1. Stock options granted pursuant to the 1991 Sonic Corp. Stock Option Plan.
2. By spouse as trustee of trust for spouse; Mr. Hudson disclaims all beneficial ownership.
3. By self as trustee of trust for self.
4. Held in trusts for Mr. Hudson's minor children; Mr. Hudson disclaims all beneficial ownership.
5. Held jointly by self and spouse as trustees of charitable remainder unitrust.
6. Pursuant to the terms of the Sonic Corp. 1995 Stock Incentive Plan, and an Awards Agreement
   between the issuer and the reporting person, such shares are subject to not vesting in the event certain net income and revenue performance criteria for the issuer are not achieved.
7. Estimated value of securities as received by the reporting person in a private exchange of securities.





                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 4
                                                                                                                     SEC 1474 (7-97)